

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Jose Armando Acosta Crespo
Chief Executive Officer
Devago Inc.
Calle Dr. Heriberto Nunez #11A
Edificio Apt. 104
Dominican Republic

> **Re:** **Devago Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2015**
> **File No. 333-201319**

Dear Mr. Crespo:

We have the following comments after reviewing your letter dated February 10, 2015 and the above-referenced amendment to your registration statement. Unless otherwise noted, references to prior comments are to those in our letter dated January 26, 2015.

Prospectus Summary

Our Business, page 5

1. We note that you have paid SoftAddicts $15,000 for certain services and that SoftAddicts will begin the completion of release one of Hotchek once you fund $10,000. Please revise to clarify the services you received from SoftAddicts in exchange for your initial $15,000 payment and to clarify whether the $45 hourly rate is in addition to these amounts. Lastly, file any Statements of Work related to your Development Agreement with SoftAddicts.

Use of Proceeds, page 19

2. We note your response to prior comment 11 and the revisions made to the Use of Proceeds table on page 19. Please revise the table to show Net Proceeds of the offering as the Gross Proceeds minus the Offering Expenses and move the row showing Current Funds below the Net Proceeds row.

Certain Relationships and Related Party Transactions, page 39

3. Please revise to provide the information required by Item 404 of Regulation S-K with respect to your Demand Promissory Note with Mr. Crespo.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Scott P. Doney, Esq.
        The Doney Law Firm